Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

☑	Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004 and 2003

OR

☐	Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

Commission file number 1-6003

Federal Signal Corporation 401(K) Retirement Plan

(Full title of the plan and address of the plan if different from that of the issuer named below)

Federal Signal Corporation
1415 West 22nd Street, Suite 1100
Oak Brook, Illinois 60523

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FEDERAL SIGNAL CORPORATION
401(K) RETIREMENT PLAN

FEDERAL SIGNAL CORPORATION 401(K)
RETIREMENT PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2004 and 2003

INDEPENDENT AUDITORS’ REPORT

To the Administrative Committee

FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

We have audited the accompanying statements of net assets available for benefits of the Federal Signal Corporation 401(k) Retirement Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MAYER HOFFMAN McCANN P.C.

Chicago, Illinois
June 24, 2005

FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

	2004	2003
ASSETS
Investments, at fair value:
Vanguard Wellington Fund	$21,292,195	$17,987,510
Vanguard Explorer Fund	13,700,010	11,441,509
Vanguard 500 Index Fund	43,058,544	38,330,719
Vanguard PRIMECAP Fund	45,606,682	38,107,437
Vanguard Retirement Savings Trust	54,362,368	49,952,265
Federal Signal Corporation common stock	30,134,920	30,874,864
Vanguard International Growth Fund	2,478,189	1,680,037
Vanguard Total Bond Market Index Fund	4,638,481	4,220,422

	215,271,389	192,594,763
Participants’ loans receivable	5,577,571	4,808,339

	220,848,960	197,403,102

Receivables:
Employer contributions	4,294,144	4,072,580
Participants’ contributions	893,327	845,914

	5,187,471	4,918,494

NET ASSETS AVAILABLE FOR BENEFITS	$226,036,431	$202,321,596

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2004 and 2003

	2004	2003
ADDITIONS (REDUCTIONS)
Additions (reductions) to net assets attributable to:
Net appreciation in fair value of mutual funds	$12,967,746	$24,285,261
Net appreciation (depreciation) in fair value of common stock	451,780	(1,118,463)
Transfers of assets from plan mergers	—	3,631,651
Interest and dividends	5,470,098	5,120,157

	18,889,624	31,918,606

Contributions:
Employer	5,984,622	5,144,079
Participants	12,040,831	11,733,827

	18,025,453	16,877,906

TOTAL ADDITIONS	36,915,077	48,796,512

DEDUCTIONS
Deductions from net assets attributable to:
Benefits paid to participants	(13,183,632)	(20,234,308)
Administrative expenses	(16,610)	(16,788)

TOTAL DEDUCTIONS	(13,200,242)	(20,251,096)

NET INCREASE	23,714,835	28,545,416

NET ASSETS AVAILABLE FOR BENEFITS – BEGINNING OF YEAR	202,321,596	173,776,180

NET ASSETS AVAILABLE FOR BENEFITS – END OF YEAR	$226,036,431	$202,321,596

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

(1)	Description of plan

The following description of the Federal Signal Corporation 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering a majority of the employees of Federal Signal Corporation (the “Company”). Employees are eligible on the first day of the calendar quarter after completing three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On January 1, 2002, the Plan sponsor adopted the Vanguard Qualified Retirement Plan and Trust Defined Contribution Basic Plan Document 01 (the “Prototype Plan”). The Plan is sponsored by the Company.

Contributions - Participants at most divisions can contribute up to 40% of pretax annual compensation, as defined in the Plan, and after-tax contributions of up to 6%. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Company contributions are based on a percentage of employee contributions or as a discretionary amount based on eligible employee compensation and/or hours/months worked.

Effective January 1, 2004, the Company lifted the suspension of the Company contributions for the ClappDico division employees. These contributions had been suspended since April 1, 2003. Effective July 1, 2004, the Plan was amended to add catch-up contributions. No matching contributions will be made in connection with any catch-up contributions.

The Plan provides for an employee stock ownership feature wherein all employer contributions are invested in Company stock. However, the participants are allowed to transfer their funds out of Company stock at any time. The Plan also provides for the participants to have the option of receiving Company stock dividends in cash instead of having the dividends automatically reinvested in the Plan.

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and is charged with an allocation of investment management fees and, for terminated employees, administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used either to reduce future Company contributions or to pay plan expenses depending on the division. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary pension contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service, except for the participants from the Emergency One and Victor Products divisions, who are immediately vested in the Company’s discretionary pension contribution. Participants are immediately vested in the dividends from Company stock that were paid to the Plan and reinvested in Company stock at the participant’s election.

FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

(1)	Description of plan (continued)

Investment options - Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in a variety of investment choices at Vanguard Fiduciary Trust Company (“Vanguard”) including the Company’s common stock. Participants may change their investment by calling Vanguard. All Company contributions are invested in Company stock. The participants have the option of transferring balances from Company stock to other investment choices without restriction.

Participant loans - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer contributions). Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid within ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of benefits - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, or total and permanent disability. Payment will generally be made in a lump sum.

Forfeited accounts - As of December 31, 2004 and 2003, forfeited nonvested accounts totaled $29,991 and $51,201, respectively. These accounts are used to reduce future employer contributions and/or to pay plan expenses. Also, during the years ended December 31, 2004 and 2003, employer contributions were reduced by $51,201 and $34,601, respectively, from forfeited nonvested accounts.

(2)	Summary of significant accounting policies

Basis of accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition - Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Values for the Company’s common stock are based on the December 31, 2004 and 2003, closing prices. Participants’ loans receivable are stated at cost, which approximates fair value.

Accounting method - Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized appreciation is recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments. Contributions are recognized based on payroll dates and accrued if applicable.

FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

(2)	Summary of significant accounting policies (continued)

Payment of benefits - Benefits are recorded when paid.

Fees - Investment advisory fees for portfolio management of Vanguard funds are paid directly from fund earnings. Purchase fees, if applicable, are paid by the participants investing in those funds which are subject to such fees.

Reclassification - Certain amounts in the 2003 financial statements have been reclassified to conform with current year presentation.

(3)	Related party transactions

Substantially all assets of the Plan are held in trust by Vanguard, trustee for the Plan. Administrative and trustee fees in the amounts of $125,756 and $144,359 were paid during the years ended December 31, 2004 and 2003, respectively, by the Company.

The Plan has no reportable transactions with nonexempt parties-in-interest as defined by the Department of Labor for the years ended December 31, 2004 and 2003.

(4)	Plan mergers

Allied Tool Products, Inc. is a wholly owned subsidiary of the Company and is the sponsor of the Allied Tool Products, Inc. Profit Sharing & 401(k) Plan (the “Allied Plan”). On August 1, 2003, the Allied Plan was merged into the Plan. On August 28, 2003, the assets of the Allied Plan were transferred into the Plan’s trust. On the date of the transfer, the net assets of the Allied Plan were valued at $536,391.

PCS Company is a wholly owned subsidiary of the Company and the sponsor of the PCS Company 401(k) Plan (the “PCS Plan”). On August 1, 2003, the PCS Plan was merged into the Plan. On August 27, 2003, the assets of the PCS Plan were transferred into the Plan’s trust. On the date of the transfer, the net assets of the PCS Plan were valued at $1,320,637.

Leach Company is a wholly owned subsidiary of the Company and the sponsor of the Leach Company 401(k) Plan (the “Leach Plan”). On August 1, 2003, the Leach Plan was merged into the Plan. On August 15, 2003, the assets of the Leach Plan were transferred into the Plan’s trust. On the date of the transfer, the net assets of the Leach Plan were valued at $1,774,623.

(5)	Sale of subsidiaries and subsidiary closing

In December 2004, the Company sold Technical Tooling, Inc. (“TTI”), a wholly owned subsidiary of the Company. In connection with the sale, plan benefits were transitioned as follows: (a) participants who were employed by TTI as of the December 3, 2004, sale date were fully vested in the Company contributions and (b) the 2004 Company match and discretionary bonus were made on a prorated basis through the sale date. Distributions to participants will begin in 2005.

FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

(5)	Sale of subsidiaries and subsidiary closing (continued)

In December 2004, the Company closed the facility of E-One New York, Inc., a wholly owned subsidiary of the Company. In connection with the closing, all participants who were employed as of September 18, 2004, and who worked to their scheduled termination date were fully vested in the Company contributions and received the 2004 Company match. The 2004 pension contribution was only made for those participants who were employed as of December 31, 2004. Distributions to participants will begin in 2005.

In December 2004, the Company sold Justrite Manufacturing Company LLC (“Justrite”), a wholly owned subsidiary of the Company. In connection with the sale, plan benefits were transitioned as follows: (a) participants who were employed by Justrite as of the December 14, 2004, sale date were fully vested in the Company contributions, (b) the 2004 Company contribution was made on a prorated basis through the sale date and (c) in addition to the regular plan distribution options, participants were given the option to roll over their participant loans to the plan provided by the successor employer. Distributions to participants will begin in 2005.

In December 2004, the Company sold Allied Tool Products, Inc. (“ATP”), a wholly owned subsidiary of the Company. In connection with the sale, plan benefits were transitioned as follows: (a) participants who were employed by ATP as of the December 28, 2004, sale date were fully vested in the Company match and (b) the 2004 Company match was made on a prorated basis through the sale date. Distributions to participants will begin in 2005.

(6)	Tax status

The Internal Revenue Service (“IRS”) issued a favorable opinion letter dated August 22, 2001, for the Prototype Plan, which was adopted by the Plan sponsor on January 1, 2002. The IRS letter states that the Prototype Plan is acceptable under the applicable sections of the Internal Revenue Code (“IRC”). The IRS issued favorable determination letters dated July 31, 1996, and April 1, 2003, which state that the Plan and related trust are designed in accordance with applicable sections of the IRC.

(7)	Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

SUPPLEMENTAL SCHEDULE

FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

EIN: 36-1063330
Plan Number: 003

(a)	(b)	(c)	(d)	(e)
		Description of investments
		including maturity date, rate of
	Identity of issue, borrower, lessor	interest, collateral, par or
	or similar party	maturity value	Cost	Current value
*	Vanguard Wellington Fund	Registered investment company	$19,435,692	$21,292,195
*	Vanguard Explorer Fund	Registered investment company	11,135,692	13,700,010
*	Vanguard 500 Index Fund	Registered investment company	34,425,175	43,058,544
*	Vanguard PRIMECAP Fund	Registered investment company	34,685,284	45,606,682
*	Vanguard Retirement Savings Trust	Common/Collective trust	54,362,368	54,362,368
*	Federal Signal Corporation	Common stock	31,762,263	30,134,920
*	Vanguard International Growth Fund	Registered investment company	2,167,734	2,478,189
*	Vanguard Total Bond Market Index Fund	Registered investment company	4,622,058	4,638,481
*	Participants’ loans receivable	Interest at rates from 5.0% to 10.5%	-	5,577,571

			$192,596,266	$220,848,960

*	Party-in-interest as defined by ERISA

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2005	FEDERAL SIGNAL CORPORATION 401(K) RETIREMENT PLAN
	By:	/s/ Robert D. Welding
Robert D. Welding
Plan Administrative Committee

By:	/s/ Jennifer L. Sherman
Jennifer L. Sherman
Plan Administrative Committee

By:	/s/ Paul J. Wittig
Paul J. Wittig
Plan Administrative Committee

EXHIBIT INDEX

Exhibit
No.	Description
13.1	Consent of Independent Auditors